SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No.             )

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109

(CUSIP Number)

Steven L. Wasserman, Chernett Wasserman Yarger Pasternak L.L.C.

1301 East 9th Street, Suite 3300, Cleveland, OH 44114, (216) 737-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45767M109                                                                                                                                                                Page 2 of 8

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person IPOF Fund

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,362,788 8. Shared Voting Power 9. Sole Dispositive Power 2,362,788 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,788

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 45767M109

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person David Dadante

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 2,362,788 9. Sole Dispositive Power 10. Shared Dispositive Power 2,362,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,788

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person* IN

CUSIP No. 45767M109	Page 4 of 8

Introduction.

On June 18, 2003, IPOF Fund and David Dadante filed an original Schedule 13G relating to shares of common stock of Innotrac Corporation. Since the filing of the original Schedule 13G, IPOF Fund has acquired more than 20% of the outstanding common stock of Innotrac.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.10 per share, of Innotrac Corporation, a Georgia corporation (“Innotrac”), which has its principal executive offices at 6655 Sugarloaf Parkway, Duluth, Georgia 30097.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by IPOF Fund, an Ohio limited partnership, and David Dadante. Mr. Dadante is the general partner of IPOF Fund.

(b) The business address of IPOF Fund and Mr. Dadante is 25381 Chatworth Drive, Euclid, Ohio 44117.

(c) The principal business of IPOF Fund is investment management. Mr. Dadante’s principal occupation is manager of IPOF Fund.

(d) Negative with respect to IPOF Fund and Mr. Dadante.

(e) Negative with respect to IPOF Fund and Mr. Dadante.

(f) IPOF Fund is an Ohio limited partnership. Mr. Dadante is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of common stock reported herein as having been acquired by IPOF Fund were acquired for the aggregate purchase price of approximately $3,313,170 (excluding commissions) with working capital of IPOF Fund.

Item 4.	Purpose of Transaction.

IPOF Fund holds the common stock for investment. Depending on market conditions, developments with respect to Innotrac’s business and other factors, IPOF Fund reserves the right to dispose of or acquire additional stock of Innotrac.

Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, and other than as described in Item 6, neither IPOF Fund nor Mr. Dadante presently has plans or proposals that relate to or would result in any of the following:

CUSIP No. 45767M109	Page 5 of 8

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Innotrac;

(ii) the sale or transfer of a material amount of assets of Innotrac;

(iii) a change in the present board of directors or management of Innotrac;

(iv) a material change in the present capitalization or dividend policy of Innotrac;

(v) a material change in the business or corporate structure of Innotrac;

(vi) a change to the articles of incorporation or bylaws of Innotrac, or an impediment to the acquisition of control of Innotrac, by any person;

(vii) the delisting from the Nasdaq National Market of Innotrac’s common stock;

(viii) a class of equity securities of Innotrac; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix) any action similar to any of those enumerated in (i) through (viii) above.

Each of IPOF Fund and Mr. Dadante reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, IPOF Fund and/or Mr. Dadante may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the most recently available filing with the Securities and Exchange Commission by Innotrac, there are 11,487,580 shares of common stock outstanding.

IPOF Fund beneficially owns 2,362,788 shares of common stock, or 20.6% of the outstanding shares of common stock. As general partner of IPOF Fund, Mr. Dadante may be deemed to beneficially own all shares of common stock held by IPOF Fund.

(b) IPOF Fund has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of common stock owned by it. Mr. Dadante, as general partner of IPOF Fund, has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of common stock owned by IPOF Fund.

(c) Since the filing of Schedule 13G on June 18, 2003, IPOF Fund has acquired 545,188 shares of common stock in open market transactions as follows:

CUSIP No. 45767M109	Page 6 of 8

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
08/05/2003	12,800	$6.45
08/04/2003	23,538	$6.37
08/01/2003	100	$6.47
07/31/2003	25,200	$6.34
07/30/2003	15,200	$6.36
07/29/2003	8,100	$6.39
07/28/2003	53,950	$6.36
07/28/2003	11,800	$6.35
07/25/2003	21,200	$6.35
07/23/2003	1,600	$6.35
07/22/2003	3,000	$6.30
07/22/2003	600	$6.42
07/21/2003	13,100	$6.31
07/17/2003	5,700	$6.18
07/16/2003	3,000	$6.09
07/15/2003	6,700	$6.06
07/14/2003	52,200	$6.12
07/11/2003	15,400	$6.09
07/10/2003	8,875	$5.99
07/09/2003	63,525	$5.94
07/08/2003	40,200	$5.98
07/07/2003	27,000	$5.93
07/02/2003	10,000	$5.91
07/01/2003	39,150	$5.80
06/30/2003	39,250	$5.80
06/27/2003	4,750	$5.50
06/27/2003	30,100	$5.77
06/26/2003	9,150	$5.64

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In June 2003, IPOF Fund’s ownership exceeded 15% of the outstanding common stock of Innotrac. In July, Innotrac’s counsel notified Mr. Dadante’s counsel that Innotrac has a rights plan, or “poison pill,” that can be triggered by the acquisition of 15% of Innotrac’s stock. IPOF Fund had been unaware of the rights plan, and after learning of its existence, ceased purchasing shares of Innotrac. Subsequently, Innotrac’s board determined that IPOF Fund had exceeded the rights plan’s trigger point inadvertently and that it was unnecessary to trigger the poison pill. In August, Innotrac, IPOF Fund and Mr. Dadante entered into an agreement evidencing this

CUSIP No. 45767M109	Page 7 of 8

determination. In addition, Innotrac amended the rights plan to increase the trigger percentage applicable to IPOF Fund and Mr. Dadante to 25% of Innotrac’s outstanding stock. IPOF Fund and Mr. Dadante have agreed (i) to vote their Innotrac shares in excess of 15% in proportion to the votes cast by all the other Innotrac shareholders, and (ii) not to participate in a proxy contest, seek election to Innotrac’s board or otherwise seek to increase their control of Innotrac without the approval of the board. A copy of the agreement is attached as Exhibit 7.2.

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement

7.2	Agreement dated August 14, 2003 by and among Innotrac Corporation, IPOF Fund and David Dadante

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2003

IPOF FUND

/s/ DAVID DADANTE
By:	David Dadante
Its:	General Partner

/s/ DAVID DADANTE
DAVID DADANTE